                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9 )*


                               Enova Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   29355M-10-1
           ----------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 793-7167
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 14, 2002
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 1 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citicorp International Finance Corporation
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     31,405,754**
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                31,405,754**
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              31,405,754**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citicorp International
   Finance Corporation.

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 2 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citicorp Banking Corporation
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     31,405,754**
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                31,405,754**
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              31,405,754**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citicorp International
   Finance Corporation.

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 3 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citicorp
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     31,405,754**
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                31,405,754**
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              31,405,754**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citicorp International
   Finance Corporation.

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 4 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Holdings Company
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     31,405,754**
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                31,405,754**
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              31,405,754**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citicorp International
   Finance Corporation.

-----------------------------                      ----------------------------
CUSIP NO.  29355M-10-1            SCHEDULE 13D          PAGE 5 OF 14 PAGES
-----------------------------                      ----------------------------


-------------------------------------------------------------------------------
     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              Not Applicable
-------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                           |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
-------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  NUMBER OF                     0
    SHARES             ---------------------------------------------------------
 BENEFICIALLY           8       SHARED VOTING POWER
   OWNED BY                     31,418,854**
EACH REPORTING         ---------------------------------------------------------
   PERSON               9       SOLE DISPOSITIVE POWER
    WITH                        0
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                31,418,854**
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              31,418,854**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    |_|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 31,405,754 shares directly beneficially owned by Citicorp
   International Finance Corporation and (ii) 13,100 shares directly beneficially owned by other wholly owned subsidiaries of Citigroup Inc.

This Amendment No. 9 to the Schedule 13D filed on December 7,1999, as amended by each of Amendment No. 1 filed on January 21, 2000, Amendment No. 2 filed on February 17, 2000, Amendment No. 3 filed on March 13, 2000, Amendment No. 4 filed on April 6, 2000, Amendment No. 5 filed on June 29, 2000, Amendment No. 6 filed on January 8, 2001, Amendment No. 7 filed on April 2, 2001, and Amendment 8 filed on August 10, 2001, relates to the Common Stock, no par value, of Enova Systems, Inc., formerly known as U.S. Electricar, Inc., a California corporation ("Enova" or the "Company"). Information in prior amendments and the original
Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 9. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

         This Amendment No. 9 to the Schedule 13D is being filed to report a decrease in the beneficial ownership percentage of the Reporting Persons (as defined below) as a result of an increase in the Company's issued and outstanding shares of Common Stock.

         The Schedule 13D is hereby incorporated by reference for all purposes. Capitalized terms used by not defined herein shall have the meanings associated to them on the Schedule 13D.

      Item 2.     IDENTITY AND BACKGROUND.

The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows.

        (a) This Schedule 13D is being filed by (i) Citicorp International Finance Corporation ("Citicorp International Finance"), a Delaware corporation, by virtue of its direct beneficial ownership of the Company's Common Stock; (ii) Citicorp Banking Corporation ("Citicorp Banking"), by virtue of its ownership of all the outstanding common stock of Citicorp International Finance; (iii) Citicorp, by virtue of its ownership of all the outstanding common stock of Citicorp Banking; (iv) Citigroup Holdings Company ("Citigroup Holdings"), by virtue of its ownership of all the outstanding common stock of Citicorp; and (v) Citigroup Inc. ("Citigroup"), by virtue of is ownership of all the outstanding common stock of Citigroup Holdings (each, a "Reporting Person" and collectively, the "Reporting Persons").

        Attached as Schedule A is information concerning each executive officer and director of Citicorp International Finance and Citigroup. Schedule A is incorporated into and made a part of this Schedule 13D.

         (b) The address of the principal business and principal place of business of each of Citicorp International Finance and Citicorp Banking is One Penn's Way, New Castle, Delaware 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. The address of the principal business and principal office of Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043.

        (c) Citicorp International Finance is a holding company principally engaged, through its subsidiaries, in merchant banking investment activities. Citicorp Banking is a holding

                               Page 6 of 14 pages
company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

       (d) During the last five years, none of the Reporting Persons or, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Citicorp International Finance, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Amendment No. 9 to the Schedule 13D is a citizen of the United States.

       Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

         The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

         The percentage calculations in Item 5 of this Schedule 13D are based upon 345,627,000 shares of Common Stock outstanding as reported in the Company's Form 10-Q filed on August 14, 2002.

         (a) CITICORP INTERNATIONAL FINANCE. As of August 14, 2002, Citicorp International Finance directly beneficially owns 31,405,754 or 9.0%, of the Company's Common Stock. Citicorp International Finance disclaims beneficial ownership of the 13,100 shares of Common Stock directly beneficially owned by other wholly owned subsidiaries of Citigroup.

         CITICORP BANKING, CITICORP, AND CITIGROUP HOLDINGS. As of August 14, 2002, each of Citicorp Banking, Citicorp, and Citigroup Holdings indirectly beneficially owns, exclusively through their holding company structures, 31,405,754 or 9.0%, of the Company's Common Stock directly beneficially owned by Citicorp International Finance. Each of Citicorp Banking, Citicorp, and Citigroup Holdings disclaims beneficial ownership of the 13,100 shares of Common Stock directly owned by other wholly owned subsidiaries of Citigroup.


                               Page 7 of 14 pages

         CITIGROUP. As of August 14, 2002, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 31,418,854 shares, or 9.0%, of Common Stock, representing (i) 31,405,754 shares directly beneficially owned by Citicorp International Finance and (ii) 13,100 shares directly beneficially owned by other wholly owned subsidiaries of Citigroup.

       (b) Citicorp International Finance, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 31,405,754 shares of Common Stock directly beneficially owned by Citicorp International Finance. Citigroup may be deemed to share the voting and dispositive power of the 13,100 shares of Common Stock directly beneficially owned by other wholly owned subsidiaries of Citigroup. This Schedule 13D is being filed because of Citicorp Banking's 100% ownership in Citicorp International Finance, Citicorp's 100% ownership interest in Citicorp Banking, Citigroup Holdings' 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings.

        (c) The Reporting Persons effected the following transactions in shares of Common Stock since the filing of Amendment No. 8 to the Schedule 13D:

          CITICORP INTERNATIONAL FINANCE. Citicorp International Finance sold 550,000 shares of Common Stock in open market transactions as follows:


Title of security        Date of        Number of        Price      Amount owned
                          sale         shares sold     per share    after sale
------------------      --------       -----------    ----------  -------------
Common stock            11/06/01         100,000         $0.16      31,855,754
Common stock            11/13/01         200,000         $0.28      31,655,754
Common stock            01/11/02         250,000         $0.22      31,405,754


      Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

                EXHIBIT      DESCRIPTION
                -------      ------------
                  1          Joint Filing Agreement among the Reporting Persons


                               Page 8 of 14 pages

      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      Dated:               September 6, 2002



      CITICORP INTERNATIONAL FINANCE CORPORATION

      By:    /s/ WILLIAM H. WOLF
          -----------------------------
      Name:  William H. Wolf
      Title: Vice President and Secretary



      CITICORP BANKING CORPORATION

      By:    /s/ WILLIAM H. WOLF
          -----------------------------
      Name:  William H. Wolf
      Title: Senior Vice President



      CITICORP

      By:    /s/ JOSEPH B. WOLLARD
          -------------------------------
      Name:  Joseph B. Wollard
      Title: Assistant Secretary


      CITIGROUP HOLDINGS COMPANY

      By:    /s/ JOSEPH B. WOLLARD
          -------------------------------
      Name:  Joseph B. Wollard
      Title: Assistant Secretary


      CITIGROUP INC.

      By:    /s/ JOSEPH B. WOLLARD
          -------------------------------
      Name:  Joseph B. Wollard
      Title: Assistant Secretary


                               Page 9 of 14 pages

                                  EXHIBIT LIST



EXHIBIT                    DESCRIPTION
-------                    ------------
1                          Joint Filing Agreement among the Reporting Persons



                               Page 10 of 14 pages